UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Amera Resources Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

02351 P 105

(CUSIP Number)

Dean M. Smurthwaite, Esq., 455 Sherman Street, Suite 300, Denver, CO 80203, 303-777-3737

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 11, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02351 P 105	Page 2 of 6

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS NIKOLAOS CACOS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [ x ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 847,636
	8	SHARED VOTING POWER 550,777
	9	SOLE DISPOSITIVE POWER 847,636
	10	SHARED DISPOSITIVE POWER 550,777
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,398,413
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7	2 OF 6

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 02351 P 105	Page 3 of 6

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common shares, no par value, of Amera Resources Corporation. (the “Issuer”). The Issuer’s principal executive offices are located at Suite 709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, CANADA.

Item 2.	Identity and Background.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Nikolaos Cacos. Mr. Cacos’ beneficial ownership includes shares held by Mr. Cacos’ family trust (NAC Investments) account and shares held by his wife, Aspasia Cacos.

Mr. Cacos is a citizen and resident of Canada. Mr. Cacos’ business address is Suite 709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, CANADA.

Aspasia Cacos is a citizen and resident of Canada. Mrs. Cacos is a Pediatric Neurology Resident at British Columbia Children’s Hospital which is located at 4480 Oak Street, Vancouver, British Columbia V6H 3V4.

Mr. Cacos is the President, Chief Executive Officer and a Director of the Issuer and provides his services to the Issuer on a part-time basis. Mr. Cacos has served the Issuer in this capacity since April 11, 2000, and devotes approximately 75% of his time (30 hours per week) to the affairs of the Issuer.

Mr. Cacos has experience in administering and providing strategic advice to public companies in a diverse range of industries. He is presently Vice President of IMA Exploration Inc. (“IMA”) and has also been Corporate Secretary and a director of this public company engaged in mineral exploration activities. Mr. Cacos is a Director and Corporate Secretary of Golden Arrow Resources Corp. (“Golden Arrow”). Golden Arrow is a public company engaged in mineral exploration activities. Mr. Cacos is also a Director of Grosso Group Management Ltd. (the “Grosso Group”), a company which offers geological, corporate development, administrative and management services to companies engaged in mineral exploration activities, including the Issuer, IMA, Golden Arrow and Gold Point Exploration Ltd. The Issuer, IMA, Golden Arrow, Astral Mining Corporation and the Grosso Group’s offices are all located at Suite 709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, CANADA.

Effective January 2, 2004, the Issuer entered into a management agreement with Mr. Nikolaos Cacos for his services as President of the Issuer. Under the agreement, the Issuer paid Mr. Cacos $7,291.68 per month. The compensation amounts will be adjusted annually. The agreement also provides that, in the event Mr. Cacos' services are terminated without cause or upon a change of control of the Issuer, a termination payment would include an undetermined bonus (subject to board approval) plus eighteen months of compensation. This provision could provide the board of directors with a method of making a hostile takeover of the Issuer undesirable. As of the date of this statement, the criteria for such a bonus have not been determined. Any decision by the board of directors to grant Mr. Cacos a bonus upon termination is subject to the board of directors’ fiduciary duties to the Issuer.

Mr. Cacos obtained a Master of International Management degree from Schiller International University, Heidelberg, Germany in 1992, a Bachelor of Science degree from the University of British Columbia in 1988.

During the last five years, Mr. Cacos has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 02351 P 105	Page 4 of 6

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Cacos has acquired shares of the Issuer’s common stock from various sources, including, but not limited to, purchases from the Issuer in private offerings, purchases from private individuals and entities, and purchases in the open market. In addition, Mr. Cacos has sold shares in private transactions and through the public market. Except for stock options granted to Mr. Cacos and Mrs. Cacos under the Issuer’s stock option plan, all of the transactions were funded through Mr. Cacos’ personal funds or through funds borrowed on a personal line of credit from Royal Bank of Canada.

Except as disclosed below, there have been no acquisitions or dispositions of the Issuer’s common shares made by Mr. Cacos within the last 60 days. During the last 60 days, Mr. Cacos has acquired and disposed of shares of the Issuer’s common stock, as follows:

Date of Transaction	No. of Shares Acquired or (Disposed)	Purchase/ Sale Price CDN$	Source of Funds (personal, bank, working capital, affiliate, from the Issuer, other)	Method of Acquisition or Disposition (private/public)
2/5/2007	(41,203)	$0.38	n/a	Private disposition of common stock
2/5/2007	(58,797)	$0.38	n/a	Private disposition of common stock

Item 4.	Purpose of Transaction.

(a)	Mr. Cacos is holding his shares of the Issuer for investment purposes but may transfer or sell the shares and may acquire additional shares, as necessary.

Except for transactions in his capacity as an officer and director of the Issuer, Mr. Cacos has no other present plans or proposals that relate to or would result in:

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c)	a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a stock exchange or to cease to be authorized to be quoted on NASDAQ;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)	any action similar to any of those enumerated above.

CUSIP No. 02351 P 105	Page 5 of 6

Notwithstanding the foregoing, Mr. Cacos will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

Item 5.	Interest in Securities of the Issuer.

(a)

As of February 21, 2007, Mr. Cacos owned beneficially 1,398,413 (5.7% based upon 23,705,592 shares outstanding as of January 12, 2007) of the Issuer’s common shares. Mr. Cacos’ beneficial ownership includes:

(i)	612,913 shares of common stock owned as follows:
a.	197,636 shares of common stock owned of record directly by Mr. Cacos;
b.	67,000 shares of common stock owned of record by Aspasia Cacos;
c.	359,277 shares of common stock owned of record by NAC Investments Inc.
(iii)	options to acquire 274,500 shares of common stock owned by Mr. Cacos the terms of which are as follows:
a.	options to acquire 125,000 common shares at CDN$0.60 per share exercisable until December 12, 2008;
b.	options to acquire 50,000 common shares at CDN$0.90 per share exercisable until April 2, 2009;
c.	options to acquire 75,000 common shares at CDN$0.60 per share exercisable until July 11, 2011; and
d.	options owned by Mrs. Cacos to acquire 24,500 shares of common stock at CDN$0.90 per share exercisable until April 2, 2009.
(iv)	warrants to acquire 500,000 shares of common stock the terms of which are as follows:
a.	warrants to acquire 200,000 shares of common stock owned by Mr. Cacos, at a price of CDN$0.65 per share exercisable until February 2, 2008;
b.	warrants to acquire 200,000 shares of common stock owned by Mr. Cacos, at a price of CDN$0.45 per share exercisable until December 8, 2008; and
c.	warrants to acquire 100,000 shares of common stock at a price of CDN$0.45 per share exercisable by NAC Investments until December 8, 2008.

(b)

Mr. Cacos has the sole power to vote or direct the vote and to dispose or direct the disposition of 847,636 shares of the Issuer’s common stock. Mr. Cacos shares with his wife, Aspasia Cacos, the power to vote or direct the vote and to dispose or direct the disposition of 550,777 shares of the Issuer’s common stock beneficially owned by Mr. Cacos.

(c)	During the prior 60 days, Mr. Cacos did not have any transactions in the shares of the Issuer, other than as described above in Item 3. See “Item 3. Source and Amount of Funds or Other Consideration.”

(d)

No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities held by Mr. Cacos, except for Mrs. Cacos, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of common shares owned by Mrs. Cacos.

(e)	As of February 21, 2007, Mr. Cacos continues to be the beneficial owner of more than 5% of the class of securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

CUSIP No. 02351 P 105	Page 6 of 6

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2007
Date

/s/ NIKOLAOS CACOS

Nikolaos Cacos